Exhibit 99.1

SPHERION CORPORATION 401(k) BENEFIT PLAN

FORM 5500, SCHEDULE H, LINE 4(i)-

 SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2006

IDENTITY OF ISSUE,
BORROWER,
LESSOR, OR SIMILAR	DESCRIPTION OF		CURRENT
PARTY	INVESTMENT	COST	VALUE
T. Rowe Price*	252,750 Morgan Stanley International Equity	$5,500,564	$5,201,591
T. Rowe Price*	315,253 Shares Spectrum Income Fund	3,619,188	3,842,932
T. Rowe Price*	349,086 Shares Dividend Growth Fund	7,256,890	8,852,811
T. Rowe Price*	60,709 Shares Growth Stock Fund	1,688,254	1,920,225
T. Rowe Price*	148,290 Shares Personal Strategy Income Fund	2,045,151	2,348,920
T. Rowe Price*	436,364 Shares Personal Strategy Balanced Fund	7,313,033	8,753,461
T. Rowe Price*	636,570 Shares Personal Strategy Growth Fund	12,722,913	16,143,404
T. Rowe Price*	323,726 Shares Mid-Cap Growth Fund	13,686,762	17,380,853
T. Rowe Price*	179,856 Shares Small-Cap Stock Fund	5,089,141	6,156,478

Total shares of registered investment companies		58,921,896	70,600,675

T. Rowe Price*	14,448,013 Shares Stable Value Fund	14,448,013	14,448,013
T. Rowe Price*	208,213 Shares Equity Index Trust	6,936,055	8,620,014

Total shares of common trust funds		21,384,068	23,068,027

SPHERION CORPORATION COMMON STOCK *	241,203 Shares Common Stock	2,975,711	1,792,141

T. ROWE PRICE TRADELINK PLUS *		470,891	506,464

PARTICIPANT LOANS RECEIVABLE (Interest rates from 5.0% to 10.5%)		—	1,116,968

TOTAL INVESTMENTS		$83,752,566	$97,084,275

Note:  Collateral for participant loans is not applicable as loans represent use of participant’s own funds.  Defaults are subject to applicable tax and penalties by the Internal Revenue Service.  Participant loans receivable are due at various maturity dates, and interest is set at the Prime interest rate plus 1% at the date of issuance.

* Party-in-interest